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Fractional CFO for Women-Owned Businesses

Kathy Svetina  · 3rd in

NewCastle Finance

Financial Puzzle Solver: Fractional CFO for Women Business Owners 🧩 Understand your numbers. Make confident decisions. Have a thriving business 🧩 #FinancialPuzzlesSolved

Greater Chicago Area · 500+ connections · **Contact info**

Providing services
Finance Consulting, Financial Analysis, Business Consulting, Management Consulting, Budgeting, Financial Reporting, and Financial Advisory
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Featured

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Book a Call | NewCastle Finance
NewCastle Finance

🧩 Let's solve those financial puzzles of yours! 🧩

How many obstacles does your customer's money have to jump through before it...



Cash Obstacles and How to Fix Them

 18 · 16 comments

Proper accounti the start of heal

Your business fir

You wouldn't say house!" after yo

It's a foundation foundation.
...

 31 · 20

Activity
1,971 followers

 You'll get as many answers as there are people, but the question is: what do yo...
Kathy commented

Congratulations!!!
Kathy commented

 I love this "get advice from a strategist, not a specialist"! Because when all they...
Kathy commented

Congratulations!
Kathy commented

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Experience

 **Founder / Director / Fractional CFO for Women Owned Businesses**
NewCastle Finance
2019 – Present · 2 yrs
Wilmette, Illinois, United States

I work with women business owners who need financial and strategic business guidance, but are not there yet to justify the investment of having a full-time CFO to support their business.

Businesses I support:
☑ women-owned
☑ $1M - $10M in annual sales
☑ in growth mode

 How Fractional CFOs Help Small Businesses

 **Finance Lead - Consumer Banking, Student Loans Operations**
Discover Financial Services
2017 – 2019 · 2 yrs
Riverwoods, IL

I was a part of the Student Loan organization and was responsible for forecasting, budgeting, reporting, and long-range planning of $44MM Student Loans Operations Organization. I partnered with executive management and HR team to identify known and emerging business needs.   ...see more



Finance (FP&A) - Global Shared Services
Wolters Kluwer
2011 – 2017 · 6 yrs
Riverwoods, IL

I was a part of the Global Shared Serviced Organization in the role of a finance advisor to the global Executive team. I served in a capacity of Finance Manager and Director.

⚡ I was a finance lead for a multi-year offshoring and outsourcing project initiative an ...see more



Aon
3 yrs

Financial Analyst - HR BPO, Point Solutions Client Services
2011 · less than a year
Lincolnshire, IL

Partnered with Client Service leaders to develop budgets for $115MM revenue, $100MM costs with deferrals, and headcount of 900 FTEs and contractors. I also provided detailed business cases and financial analysis related to revenue wins and losses to Sales and Marketing teams.
...see more

Financial Analyst - IT services
2009 – 2011 · 2 yrs
Lincolnshire, IL

Served as Finance Lead on the Strategic Review Board; reviewed contracts over $1MM and provided guidance to the CEO, CFO, and Head of Sourcing regarding staffing, operating budgets, capital costs, and projected revenues. I was responsible for budgeting, forecasting, identifying variances, and mitigating shortfalls of annual $80MM IT operating expenditures. ...see more

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DePaul University
2 yrs

Interim Operations Manager
2007 – 2008 · 1 yr
Chicago, IL

Processed scholarships, supervised staff and acted as Procurement Officer.

⚡ Trained employees on financial procedures

Accounting Associate
2006 – 2007 · 1 yr
Chicago, IL

Managed financial reports and records for operating budgets and oversaw financials for university events.

Education



DePaul University
Bachelor of Science in Commerce, Finance and Accounting

Graduated Summa Cum Laude

Licenses & certifications



Financial Modeling
Wall Street Prep
Issued May 2018 · No Expiration Date

Skills & endorsements

Financial Analysis · 30

 Endorsed by **6 of Kathy's colleagues at Wolters Kluwer**

Finance · 24

 Endorsed by **Mark Poolos**, who is highly skilled at this

 Endorsed by **4 of Kathy's colleagues at Wolters Kluwer**

Forecasting · 19

 Endorsed by **Mohamed Nur**, who is highly skilled at this

 Endorsed by **2 of Kathy's colleagues at Wolters Kluwer**

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Recommendations

Received (2)   Given (1)



Rogera Toussaint-Michel
Million-$-deal-closing entrepreneur, mom and

Kathy spoke for our #MTMN Executive Buffet in November and made finance interesting and digestible for all of us. We've had financial advisors speak before and it's clear that Kathy is different.

caregiver, investing in
commercial & residential RE
and teaching others how to
build wealth 💸
January 7, 2021, Rogera worked
with Kathy but at different
companies

Her approach is clearly focused on business growth and not
selling products. She is very strategic. Her financial p... See more



Ray Idiculla
Business Transformation|
Project/Program
Management| Program
Assurance| Operational

I had the pleasure of working with Kathy at Wolters Kluwer for
many years. I found her financial and operational insight and
support invaluable. I was impressed with her ability to anticipate
the tough questions and her proactive commitment to finding